LEXINGTON REALTY TRUST
One Penn Plaza, Suite 4015
New York, NY 10119-4015

August 6, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Wilson K. Lee, Senior Staff Accountant

Re:	Lexington Realty Trust Lepercq Corporate Income Fund L.P. Form 10-K for the fiscal year ended December 31, 2017 Filed February 27, 2018 File No. 001-12386 (Trust) File No. 033-04215 (L.P.)

Dear Mr. Lee:

This letter sets forth the response of Lexington Realty Trust (“Lexington” or “we”) to the Staff's comment letter, dated July 23, 2018, in connection with the Staff's review of the Form 10‑K for the fiscal year ended December 31, 2017 of Lexington and Lepercq Corporate Income Fund L.P. (“Lepercq”) (the “Form 10-K”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated the Staff's comment prior to our response below.

Form 10-K for the fiscal year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 60

1.
We note that interest payable related to variable-rate debt that is not subject to an interest rate swap agreement is not included. To the extent material, please revise your disclosures in future periodic reports to discuss the cash requirements for such variable-rate debt. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.”

Lexington will revise its disclosures in its future periodic reports to include the interest payments due on all variable-rate debt in the Contractual Obligations chart. Lexington will also retain the information in footnote 2 to the Contractual Obligations chart, which details the LIBOR spreads on all variable-rate debt.

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Tel: (212) 692-7200 ● Fax: (212) 594-6600 ● Website: www.lxp.com

Securities and Exchange Commission
August 6, 2018

We would greatly appreciate your prompt attention. If you have any questions regarding the responses to the Staff's comments, please call the undersigned at (212) 692-7215.

Sincerely,
/s/ Patrick Carroll
Patrick Carroll, Chief Financial Officer - Lexington Realty Trust

cc:    Elizabeth Noe, Esq., Paul Hastings LLP